UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

TECHNOLOGY RESEARCH CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.51 per share

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Robert D. Woltil

Chief Financial Officer

Technology Research Corporation

5250 140th Avenue North

Clearwater, Florida 33760

(727) 535-0572

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Christopher J. Stephens, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 12, 2011, by Technology Research Corporation, a Florida corporation (“TRC”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clearwater Acquisition I, Inc., a Florida corporation (“Purchaser”) and a wholly owned subsidiary of Coleman Cable, Inc., a Delaware corporation (“Coleman”), pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock (the “Common Stock”) of TRC that are not already owned by Coleman and its subsidiaries at a price of $7.20 per share (the “Per Share Amount”), net to the selling shareholder in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby further amended and supplemented by including the following immediately before the section titled “Forward-Looking Statements”:

“Expiration of the Offer and Completion of the Merger

The initial offering period expired at 12:00 midnight, New York City time, on Friday, March 13, 2011. The Offer was not extended. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised Coleman and Purchaser that, as of the expiration of the Offer, a total of approximately 5,702,446 Shares were validly tendered to Purchaser and not withdrawn (including 49,538 Shares delivered through notices of guaranteed delivery), representing approximately 84.6% of the Shares outstanding. In addition to the Shares tendered in the Offer, Coleman beneficially owns 323,710 Shares, representing approximately 4.8% of all Shares outstanding, which Coleman has indicated were acquired through ordinary brokerage transactions at prevailing market prices prior to the commencement of the Offer. Such previously-owned Shares, together with the Shares validly tendered to Purchaser and not withdrawn (including Shares delivered through notices of guaranteed delivery), represent approximately 89.4% of the Shares outstanding.

Pursuant to the terms of the Merger Agreement, on May 16, 2011, Coleman effected a short-form merger of Purchaser with and into TRC, without the need for a vote or meeting of TRC stockholders. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares owned by Coleman, Purchaser or TRC or any wholly owned subsidiary of Coleman, Purchaser or TRC) became, by virtue of the Merger, and without action by the holder thereof, canceled and converted into the right to receive an amount in cash equal to $7.20 per Share without interest and less any required withholding taxes. As a result of the Merger, TRC became a wholly owned subsidiary of Coleman.

On May 16, 2011, Coleman issued a press release announcing the completion of the Offer and a press release announcing the consummation of the Merger, which are filed as Exhibits (a)(14) and (a)(15) hereto, respectively, and are incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(14)	Press release issued by Coleman on May 16, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Coleman on May 16, 2011).

(a)(15)	Press release issued by Coleman on May 16, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Coleman on May 16, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECHNOLOGY RESEARCH CORPORATION
(Registrant)

Dated: May 16, 2011	By:	/s/ Robert D. Woltil
Robert D. Woltil
Chief Financial Officer

4